Lawrence Hunt Fashion, Inc.
(formerly, Lawrence Hunt, LLC)
Balance Sheet
For the period ending December 31, 2019 and December 31, 2018
Unaudited

	2019	2018
ASSETS		
Current Assets		
Cash	$ 12,364	$ 12,007
Inventory	39,718	39,220
Other	501	7,971
Total Current Assets	**52,583**	**59,197**
TOTAL ASSETS	**$ 52,583**	**$ 59,197**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	$ -	$ (86)
Accrued Liabilities	20,327	9,297
Credit Cards	16,776	16,373
Other Current Liabilities	-	-
Total Current Liabilities	**37,103**	**25,585**
Long-Term Liabilities		
Notes Payable - Related Party	137,650	103,000
Notes Payable - 3rd Party	13,441	-
Total Long-Term Liabilities	**151,091**	**103,000**
Total Liabilities	**188,194**	**128,585**
Equity		
Capital in Excess of Par Value	192,688	192,688
Retained Earnings	(328,298)	(262,075)
Total Equity	**(135,611)**	**(69,388)**
TOTAL LIABILITIES AND EQUITY	**$ 52,583**	**$ 59,197**
	$ -	$ (0)